UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13 G

                 Under the Securities Exchange Act of 1934


                               Caneum, Inc.
                             (Name of Issuer)

                       Common Stock, par value $.001
                     Options to Purchase Common Stock
                      (Title of Class of Securities)

                                137515 10 2
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jason Daggett

2.   Check the Appropriate Box if a Member of a Group:
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Citizenship or Place of Organization

     US

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power              55,000(1)
     6.   Shared Voting Power           320,333(2)
     7.   Sole Dispositive Power         55,000(1)
     8.   Shared Dispositive Power      320,333(2)

     (1) These shares represent shares underlying options that are presently available to be exercised.
     (2) These shares are held in the name of a limited liability company. The Reporting Person has voting control of these shares.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     375,333

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     8.4%

12.  Type of Reporting Person (See Instructions)

     IN

Item 1.

     (a)  Name of Issuer:  Caneum, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          170 Newport Center Drive, Suite 220, Newport Beach, CA   92660
Item 2.

     (a)  Name of Person Filing:  Jason Daggett

     (b)  Address of Principal Business Office or, if none, Residence:
          4080 Paradise Road, #15-168, Las Vegas, NV   89109

     (c)  Citizenship: US

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  137515 10 2

Item 3.   Not Applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:                                  375,333
     (b)  Percent of class:                                              8.4%
     (c)  Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote                 55,000(1)
         (ii) Shared power to vote or to direct the vote              320,333(2)
        (iii) Sole power to dispose or to direct the disposition of    55,000(1)
         (iv) Shared power to dispose or to direct the disposition of 320,333(2)

              (1) These shares represent shares underlying options that are presently available to be exercised.
              (2) These shares are held in the name of a limited liability company. The Reporting Person has voting control of these shares.

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     The Reporting Person directly owns options to purchase 55,000 shares of the Issuer, and has indirect ownership of 320,333 shares owned by a limited liability company for which he has voting control. The limited liability company, Trymetris Capital Fund I, LLC, individually owns more than five percent of the shares of the Issuer and has the right to receive dividends on the shares and the proceeds from the sale of the shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signed below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2005

/s/ Jason Daggett
Jason Daggett